Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Loss:
Loss before income tax benefit and minority interest in subsidiary loss	$(61,303)	$(75,605)	$(97,231)	$(80,634)	$(95,793)
Add: Fixed charges	9,919	12,481	13,706	10,623	10,909

Total loss	$(51,384)	$(63,124)	$(83,525)	$(70,011)	$(84,884)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$9,352	$11,701	$12,941	$9,845	$10,176

Estimated interest portion of rental expense	567	780	765	778	733

Total fixed charges	$9,919	$12,481	$13,706	$10,623	$10,909

Ratio of Earnings to Fixed Charges	(5.18)	(5.06)	(6.09)	(6.59)	(7.78)

Deficiency of Earnings Available to Cover Fixed Charges	$(61,303)	$(75,605)	$(97,231)	$(80,634)	$(95,793)